UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

390 - 3600 Lysander Lane
Richmond, B.C. Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statement No. 333-161564 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SUBMITTED HEREWITH

Exhibits

99.1	Updated NI 43-101 Technical Report on the NorthMet Deposit - Part 1 of 2

99.2	Certificate of Qualified Person - William Murray

99.3	Certificate of Qualified Person - Gordon Zurowski

99.4	Certificate of Qualified Person - Joseph Rosaire Pierre Desautels

99.5	Certificate of Qualified Person - David Dreisinger

99.6	Consent of Qualified Person - Joseph Rosaire Pierre Desautels

99.7	Consent of Qualified Person - Gordon Zurowski

99.8	Consent of Qualified Person - William Murray

99.9	Consent of Qualified Person - David Dreisinger

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: October 31, 2012	By:	/s/ Jonathan Cherry

Jonathan Cherry
	Title:	President and CEO